Exhibit 99.1

Crescent Point Confirms Quarterly Dividend

CALGARY, AB, Feb. 29, 2024 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) and (NYSE: CPG) announces its Board of Directors has approved and declared a quarterly cash base dividend of $0.115 per share, an increase of 15 percent from the prior level as previously announced. The base dividend is payable on April 1, 2024 to shareholders of record on March 15, 2024.

Crescent Point's quarterly dividend is part of its overall return of capital framework that targets the return of 60 percent of excess cash flow to shareholders on an annual basis.

These dividends are designated as "eligible dividends" for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point's dividends are considered "qualified dividends."

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1
www.crescentpointenergy.com
Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2024/29/c1541.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 06:25e 29-FEB-24